Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction

Nanometrics France SAS	France

Accent Optical Technologies Germany GmbH	Germany

Nanometrics (Switzerland) GmbH	Switzerland

Nanometrics UK Ltd.	United Kingdom

Nanometrics China Co. Ltd.	China

Nanometrics Israel Ltd.	Israel

Nanometrics Japan Ltd.	Japan

Nanometrics Korea Ltd.	South Korea

Nanometrics Southeast Asia Pte. Ltd.	Singapore

Nanometrics Metrology Ireland Limited 4D Technology Corporation Nanometrics Taiwan Branch Nanda Technologies GmbH (desolved)	Ireland United States Taiwan Germany